Exhibit 12.1

OUTFRONT MEDIA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(in millions, except ratios)	2015		2014	2013	2012	2011
Income before benefit (provision) for income taxes and equity in earnings of investee companies	$(28.8)		$98.0	$237.6	$200.2	$193.2
Add:
Fixed charges	240.3		191.0	97.5	94.5	93.8
Distributions from investee companies	7.7		7.4	4.4	6.4	6.2

Total earnings from continuing operations	$219.2		$296.4	$339.5	$301.1	$293.2

Fixed charges:
Interest expensed	$108.5		$73.1	$0.2	$0.1	$0.7
Amortization of deferred financing costs and debt discount and premium	6.3		12.1	—	—	—
Estimated interest within rental expense	125.5		105.8	97.3	94.4	93.1

Total fixed charges	$240.3		$191.0	$97.5	$94.5	$93.8

Ratio of earnings to fixed charges	(a	)	1.6x	3.5x	3.2x	3.1x

(a)	For the year ended December 31, 2015, earnings from continuing operations were less than total fixed charges by $21.1 million, due primarily to a non-cash loss on real estate assets held for sale.